Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST TO PRESENT
AT THE 38TH ANNUAL HOWARD WEIL ENERGY CONFERENCE
IN NEW ORLEANS, LOUISIANA

Calgary, Alberta, Canada – March 23, 2010

Precision Drilling Trust ("Precision") will be making a presentation at the 38th Annual Howard Weil Energy Conference, which is taking place March 21 to 25, 2010 in New Orleans, Louisiana.  Mr. Kevin Neveu, President and Chief Executive Officer, is scheduled to present at 8:50 a.m. Central time (7:50 a.m. Mountain time) on Wednesday, March 24, 2010.

A link to the presentation slides will be accessible at the start of the presentation on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Presentations”.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com